07022382

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

SEC MAIL PROCESSING RECEIVED MAR 2 2007 WASH. D.C. 106 SECTION

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

March 26, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

PROCESSED
APR 11 2007
THOMSON FINANCIAL

SUPPL

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Notice dated 23 March, 2007

2. Statement of material fact dated 23 March, 2007: Information on the issuer's transactions worth ten or more per cent of the issuer's assets

3. Statement of material fact dated 19 March, 2007: Information about registration of a new shareholder owning at least 5 per cent of the Issuer's ordinary shares, and about any event when the stake of ordinary shares held by the shareholder becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75 per cent of the total amount of outstanding ordinary shares

4. Statement of material fact dated 19 March, 2007: Information about registration of a new shareholder owning at least 5 per cent of the Issuer's ordinary shares, and about any event when the stake of ordinary shares held by the shareholder becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75 per cent of the total amount of outstanding ordinary shares

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

dw 4/9

23.03.2007

NOTICE

MMC Norilsk Nickel will hold a conference call related to the acquisition of OGK-3 additional share issue. The conference call will be held on 26 March 2007 at 5 p.m. Moscow time (9 a.m. New York, 2 p.m. London).

Telephone numbers for access to the conference call:
+1 800 260 0712 (USA) and
+1 651 291 1246 (except USA).

Access code: 868295.

A record of the conference call will be available within one week starting from 8.30 p.m. Moscow time (12.30 p.m. New York, 5.30 p.m. London) on 26 March 2007 at the following telephone numbers:
+1 800 475 6701 (USA) and
+1 320 365 3844 (except USA).

Access code: 868295.

The presentation for the conference call will be available on the Company's web-site (www.nornik.ru/en) in section Presentations starting from 2.00 p.m. Moscow time (06.00 a.m. New York, 11.00 a.m. London) on 26 March 2007.

STATEMENT OF MATERIAL FACT: INFORMATION ON THE ISSUER'S TRANSACTIONS WORTH TEN OR MORE PER CENT OF THE ISSUER'S ASSETS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
2.1. Type and subject of the transaction: *Loan Agreement No. HH/325-2007 of 21.03.2007*
2.2. Transaction description, including civil rights and obligations provided, modified or terminated by the transaction: *MMC Norilsk Nickel grants an interest-bearing loan to OJSC A.P. Zavenyagin Norilsk Mining and Metallurgical Combine.* 2.3 Transaction performance period, involved parties and beneficiaries, transaction value in monetary units and as percentage of the Issuer's assets: *transaction performance period – 1 year starting with the loan date;* *borrower: OJSC A.P. Zavenyagin Norilsk Mining and Metallurgical Combine;* *loan amount: RUB 65 bln.;* *percentage of the Issuer's assets: 20.9%.* 2.4. Value of the Issuer's assets at the last date of the reporting period (quarter, year) preceding the transaction (agreement) date, as presented in the accounting reports prepared under the law of the Russian Federation: *value of the Issuer's assets at 30.09.2006 – RUB 310,334,655 thousand.* 2.5. Transaction (agreement) date: *21.03.2007.* 2.6 Information on transaction approval (for a major or interested party transaction): *transaction is not considered to be a major transaction or an interested party transaction.*

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney No. ГМК-115/70-нт of 27.12.2006)

Chief Accountant of MMC Norilsk Nickel *Lisitsyna L.V.*

March 23, 2007

STATEMENT OF MATERIAL FACT:

Information about registration of a new shareholder owning at least 5 per cent of the Issuer's ordinary shares, and about any event when the stake of ordinary shares held by the shareholder becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75 per cent of the total amount of outstanding ordinary shares

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
2.1 Full corporate name of the holder of the Issuer's shares: *BONICO HOLDINGS CO. LIMITED;* 2.2 Pre-change percentage of the Issuer's ordinary shares held by the aforementioned entity: *0%;* 2.3 Post-change percentage of the Issuer's ordinary shares held by the aforementioned entity: *16.65%;* 2.4 Date when the Issuer became aware of the change: *March 19, 2007;* 2.5. Event that resulted in the change (purchase or sale of the Issuer's ordinary shares by the entity; placement of additional ordinary shares by the Issuer; reduction of the Issuer's authorized capital through partial redemption of its outstanding ordinary shares): *purchase;* 2.6 Date of the relevant entry to the individual (depo) account of the aforementioned entity (for purchases or sales of the Issuer's ordinary shares by this entity, excluding the purchase of additional ordinary shares of the Issuer during their placement: *March 14, 2007.*

Representative of MMC Norilsk Nickel
(power of attorney No. ГМК-115/70-нт of 27 December 2006) *Usanov D.A.*

March 19, 2007

STATEMENT OF MATERIAL FACT:

Information about registration of a new shareholder owning at least 5 per cent of the Issuer's ordinary shares, and about any event when the stake of ordinary shares held by the shareholder becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75 per cent of the total amount of outstanding ordinary shares

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
2.1 Full corporate name of the holder of the Issuer's shares: *COVERICO HOLDINGS CO. LIMITED;* 2.2 Pre-change percentage of the Issuer's ordinary shares held by the aforementioned entity: *0%;* 2.3 Post-change percentage of the Issuer's ordinary shares held by the aforementioned entity: *12.18%;* 2.4 Date when the Issuer became aware of the change: *March 19, 2007;* 2.5. Event that resulted in the change (purchase or sale of the Issuer's ordinary shares by the entity; placement of additional ordinary shares by the Issuer; reduction of the Issuer's authorized capital through partial redemption of its outstanding ordinary shares): *purchase;* 2.6 Date of the relevant entry to the individual (depo) account of the aforementioned entity (for purchases or sales of the Issuer's ordinary shares by this entity, excluding the purchase of additional ordinary shares of the Issuer during their placement: *March 14, 2007.*

Representative of MMC Norilsk Nickel *Usanov D.A.*
(power of attorney No. ГМК-115/70-нт of 27 December 2006)

March 19, 2007

END